Macquarie Infrastructure Company LLC

125 W. 55th Street 9thFloor New York NY 10019 UNITED STATES	Telephone (212) 231-1000 Facsimile (212) 231-1828 Internet www.macquarie.com

September 20, 2007

VIA EDGAR

Jill Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Macquarie Infrastructure Company LLC
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-32385

Dear Ms. Davis:

Macquarie Infrastructure Company LLC (the “Company”) is writing in response to the comments (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K (the “Form 10-K”) for the Fiscal Year Ended December 31, 2006 addressed to the undersigned.

Set forth below are the Company’s responses to the Comment Letter. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 62

Earnings Before Interest, Taxes, Depreciation, and Amortization, or EBITDA, page 66

1.
We note from your disclosure that EBITDA includes non-cash unrealized gains and losses on derivative instruments, and includes interest expense, net of interest income. Please tell us why unrealized gains and losses on derivative instruments and interest income are included in your determination of EBITDA.

2.
We also note your presentation of EBITDA is not consistent with the definition of EBITDA included in the adopting release of the Conditions for Use of Non-GAAP Financial Measures, which defines EBITDA as earnings before interest, taxes, depreciation, and amortization. As such, please revise your disclosure to identify your financial measure as something other than EBITDA and include the applicable disclosures required by Item 10(e) of Regulation S-K.

Macquarie Infrastructure Company LLC	2

With respect to non-cash unrealized gains and losses on derivative instruments included in the discussion of EBITDA contained on page 66 of the Form 10-K, the Company states that “EBITDA includes non-cash unrealized gains and losses on derivative instruments.” By that statement, the Company intended to indicate to the reader that it does not adjust net income (loss) to exclude the effects of these non-cash gains and losses but rather has conformed its presentation of EBITDA to the definition included in the adopting release of the Conditions For the Use of Non-GAAP Financial Measures (the “Adopting Release” ). In order to clarify its disclosure for readers, the Company will revise the foregoing sentence in its future filings on Form 10-K and Form 10-Q to read substantially as follows: “Net income (loss) includes non-cash unrealized gains and/or losses on derivative instruments which have not been reversed in the calculation of EBITDA.”

The Company calculates EBITDA (defined as earnings before interest, taxes, depreciation and amortization) by beginning with net income (loss) and reversing out items of interest, taxes, depreciation and amortization to the extent included in the calculation of net income (loss). With respect to interest income, the Company understands the inclusion of “interest” in the definition of EBITDA contained in the Adopting Release to refer to both interest expense and interest income rather than to interest expense alone. As a result, the Company adds back interest expense and subtracts interest income from net income (loss) in calculating EBITDA. Respectfully, the Company believes that its understanding is consistent with the definition of EBITDA contained in the Adopting Release.

3.
We note you provide a measure of EBITDA for each reportable segment. However, the segment information disclosed within the notes to your financial statements does not appear to indicate that EBITDA is a financial measure used by your chief operating decision maker for purposes of making decisions about allocating resources to the segment or assessing its performance. As such, please revise to remove such measure or demonstrate to us the usefulness of such measure to investors. For additional information, see Question 20 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at our website:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

EBITDA, including on a segment basis, is the primary profit and loss measure regularly reported to and used by the Company's chief operating decision maker. The Company has not previously included segment EBITDA in its “Reportable Segments” footnote to its GAAP financial statements as EBITDA is a non-GAAP financial measure. However, in light of the Staff's comment, the Company has re-examined SFAS. No. 131, “Disclosures about Segments of an Enterprise and Related Information”, and concluded that it is permissible to include a non-GAAP financial measure provided that the measure is provided to and used by the chief operating decision maker on a regular basis. Therefore, the Company will disclose segment EBITDA, along with the required reconciliation to consolidated net income before income taxes in the footnotes to its consolidated financial statements beginning with the Company's Form 10-Q for the period ending September 30, 2007. The Company's presentation of segment EBITDA will also include comparable prior year information. The Company has discussed this with its independent accountants, KPMG LLP, and they agree with the Company's proposed presentation. Presented below is the Company's “Reportable Segments” footnote from its Form 10-K as it would have appeared in the new format. Changed portions are highlighted.

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 14. Reportable Segments

The Company's operations are classified into four reportable business segments: airport services business, airport parking business, district energy and the gas production and distribution business. The gas production and distribution business is a new segment starting in the second quarter of 2006, and the results included below are from the date of acquisition on June 7, 2006. All of the business segments are managed separately and management has chosen to organize the Company around the distinct products and services offered. During the prior year, the airport services business consisted of two reportable segments. These businesses are currently managed together. Therefore, they are now combined into a single reportable segment. Results for prior periods have been aggregated to reflect the new combined segment.

The Company completed its acquisition of a 50% interest in IMTT on May 1, 2006. In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information , IMTT does not meet the definition of a reportable segment because it is an equity-method investee of the Company.

The airport services business reportable segment principally derives income from fuel sales and from airport services. Airport services revenue includes fuel related services, de-icing, aircraft parking, airport management and other aviation services. All of the revenue of the airport services business is derived in the United States. The airport services business operated 41 FBOs and one heliport and managed six airports under management contracts as of December 31, 2006.

The revenue from the airport parking business reportable segment is included in service revenue and primarily consists of fees from off-airport parking and ground transportation to and from the parking facilities and the airport terminals. At December 31, 2006, the airport parking business operated 30 off-airport parking facilities located at 20 major airports across the United States.

The revenue from the district energy business reportable segment is included in service revenue and financing and equipment lease income. Included in service revenue is capacity charge revenue, which relates to monthly fixed contract charges, and consumption revenue, which relates to contractual rates applied to actual usage. Financing and equipment lease income relates to direct financing lease transactions and equipment leases to the Company's various customers. The Company provides such services to buildings throughout the downtown Chicago area and to the Aladdin Resort and Casino and shopping mall located in Las Vegas, Nevada.

The revenue from the gas production and distribution business reportable segment is included in revenue from product sales and includes distribution and sales of SNG and LPG. Revenue is primarily a function of the volume of SNG and LPG consumed by customers and the price per thermal unit or gallon charged to customers. Because both SNG and LPG are derived from petroleum, revenue levels, without organic operating growth, will generally track global oil prices. TGC's utility revenue includes fuel adjustment charges, or FACs, through which changes in fuel costs are passed through to customers.

Selected information by reportable segment is presented in the following tables. Earnings before interest, taxes, depreciation and amortization (EBITDA) by segement is regularly provided to and is the primary profit and loss measure used by the Company’s chief operating decision maker. The tables do not include financial data for our equity and cost investments.

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Revenue from external customers for the Company's segments for the year ended December 31, 2006 are as follows (in thousands):

	Airport Services	Airport Parking	District Energy	Gas Production and Distribution	Total

Revenue from Product Sales
Fuel sales	$225,570	$--	$--	$87,728	$313,298
	225,570	--	--	87,728	313,298
Service Revenue
Other services	87,306	--	3,163	--	90,469
Cooling capacity revenue	--	--	17,407	--	17,407
Cooling consumption revenue	--	--	17,897	--	17,897
Parking services	--	76,062	--	--	76,062
	87,306	76,062	38,467	--	201,835
Financing and Lease Income
Financing and equipment lease	--	--	5,118	--	5,118
	--	--	5,118	--	5,118

Total Revenue	$312,876	$76,062	$43,585	$87,728	$520,251

Financial data by reportable business segments are as follows (in thousands):

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	Year Ended Ended December 31, 2006
	Airport Services	Airport Parking	District Energy	Gas Production and Distribution (1)	Total Reportable Segments

Net income (loss) (2) (3)	$13,527	$(14,605)	$1,104	$(891)	$(865)
Interest income	(628)	(216)	(352)	(83)	(1,279)
Interest expense	26,290	17,483	8,683	5,426	57,882
Income tax expense (2)	6,302	(12,364)	(1,102)	(1,767)	(8,931)
Depreciation	8,852	3,555	5,709	3,250	21,366
Amortization of intangibles	16,430	25,563	1,368	485	43,846

EBITDA (3)	$70,773	$19,416	$15,410	$6,420	$112,019

(1) Includes results from the date of acquisition, June 7, 2006.
(2) Corporate allocation expense, and the federal tax effect, have been excluded from the above table as they are eliminated on consolidation.
(3) Net income (loss) includes non-cash unrealized gains and/or losses on derivative instruments which have not been reversed in the calculations of EBITDA.

	For the year ended December 31, 2006	At December 31, 2006
	Capital Expenditures	Property, Equipment, Land and Leasehold Improvements	Total Assets
Airport services	$7,101	$149,623	$932,614
Airport parking	4,181	97,714	283,459
District energy	1,618	142,787	236,080
Gas production and distribution	5,509	132,635	308,500

Total	$18,409	$522,759	$1,760,653

Reconciliation of segment EBITDA to consolidated net income before income taxes for the year ended December 31, 2006 (in thousands):
Total reportable segments EBITDA	$112,019
Interest income	4,887
Interest expense	(77,746)
Depreciation	(21,366)
Amortization of intangibles	(43,846)
Selling, general and administrative - corporate	(8,284)
Fees to manager	(18,631)
Equity in earnings and amortization charges of investees	12,558
Dividends from investments - corporate	8,395
Unrealized gains on derivative instruments - corporate	5,437
Gain on sale of investment in unconsolidated business	3,412
Gain on sale of investment	49,934
Gain on sale of marketable securities	6,737
Other expense, net - corporate	(32)
Total consolidated net income before income taxes and minority interests	$33,474

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Reconciliation of total reportable segment assets to consolidated total assets at December 31, 2006 (in thousands):

Total reportable segments	$1,760,653
Equity investments
Investment in IMTT	239,632
Corporate - Macquarie Infrastructure Company LLC and Macquarie Infrastructure Company Inc.	462,605
Less: Consolidation entries	(365,357)
Total consolidated assets	$2,097,533

* * *

Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 231-231-1814 or Heidi Mortensen at (212) 231-1820.

Very truly yours,
Francis T. Joyce
Encl.

cc:	Mr. Mark Wojciechowski, Securities and Exchange Commission
Ms. Antonia Stolper, Shearman & Sterling LLP
Ms. Heidi Mortensen, Macquarie Infrastructure Company LLC
Mr. Todd Weintraub, Macquarie Infrastructure Company LLC